UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006 (2)	Commission File Number: 001-31891

TRANSGLOBE ENERGY CORPORATION
(Translation of registrant's name into English)

#2500, 605 – 5th Avenue S.W., Calgary, AB T2P 3H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Second Interim Report for the Three and Six Months Ended June 30, 2006

99.2	Form 52-109F2 – Certification of Interim Filings – Ross Clarkson

99.3	Form 52-109F2 – Certification of Interim Filings – David Ferguson

99.4	Press Release dated August 9, 2006 - TransGlobe Energy Corporation Announces Filing Amended 2005 Year End Disclosure Documents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: August 9, 2006	By:	/s/ David Ferguson
David Ferguson

	Title:	Vice President, Finance & CFO